Aurora Cannabis Acquires Leading Global Greenhouse Design Firm Larssen Ltd.

Creating a Turnkey Cannabis Cultivation Powerhouse - ALPS (Aurora Larssen Projects Inc.)

TSX: ACB

VANCOUVER, Nov. 23, 2017 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that the Company has signed a definitive agreement for the acquisition of 100% of the issued and outstanding shares (the "Acquisition") of Larssen Ltd ("Larssen"). The terms of the transaction are undisclosed, but include performance-based milestone payments, such as those related to profitability metrics, as well as certain Aurora standards.

Larssen, a Canadian company that has set the industry standard in high-tech, automated, environmentally controlled greenhouses for over 30 years, has consulted on the design, engineering, and construction oversight of many of the world's most advanced greenhouse cultivation facilities. Best known for the successful implementation of cutting-edge automation features, proprietary design characteristics that generate exceptional yields, and the use of advanced energy efficient materials and technologies, Larssen has been involved with over 1,000 projects around the globe.

Following a thorough review process, Aurora selected Larssen to design, engineer, and oversee construction of its Aurora Sky facility, which upon completion is expected to be the largest capacity and most technologically advanced cannabis facility in the world, producing ultra-low cost, premium-quality cannabis. Larssen is currently involved with over 15 cannabis industry clients globally, including 5 Canadian licensed producers. The Canadian deals will be vetted by the Company's management team. Any Canadian project deemed not to be in the best interest of Aurora shareholders will be notified that ALPS will no longer participate in such project. We expect this process to take no longer than 3 weeks.

Upon completion of the transaction, Larssen will be integrated into a newly incorporated subsidiary, Aurora Larssen Projects Ltd. ("ALPS"), focused on providing a unique turn-key service offering to Aurora and its domestic and international partners, that will over time provide 360-degree solutions for facility design, engineering, construction, support, maintenance, security, regulatory support, cultivation, genetics, as well as provide consulting and assistance in regard to meeting requirements for GACP cultivation and EU GMP certification.

Thomas Larssen, the principal of Larssen, will serve as President of ALPS and will continue to oversee Aurora's cultivation infrastructure expansion. Management anticipates that the growth of ALPS will be driven by the continued rapid evolution of the cannabis industry in Canada and around the globe.

"The acquisition of Larssen is an immediately accretive, high-margin revenue generating opportunity that also extends our technological leadership in the cannabis sector," said Terry Booth, CEO. "We know Thomas and his team very well, as they have been instrumental in the design and engineering of our revolutionary Aurora Sky facility. This will help make the integration of Larssen with Aurora seamless. The establishment of ALPS will add significant capacity to our project execution team, enabling us to further accelerate the expansion of our global presence. I look forward to working with Thomas and his team as we pursue new opportunities going forward."

Differentiating transaction with strong strategic rationale

•	For fiscal 2018 (the 12-month period ending September 30, 2018), Larssen is on pace to generate approximately $6 million in revenues, with an EBITDA margin exceeding 40%.
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Through direct ownership and providing a stronger supportive infrastructure, Larssen will be able to dedicate additional resources to developing unique technologies exclusively for Aurora, further extending the Company's industry-leading innovation track record;

•	Given Larssen's reputation and visibility within the industry, Aurora will gain immediate access to an expanded universe of international M&A and partnership opportunities;
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Aurora is executing on an aggressive expansion strategy that is likely to include further construction projects. Through Larssen, the Company will have secured direct access to the services of the world's pre-eminent turn-key project team in the cannabis sector, enabling management to focus on growing Aurora rather than allocating significant resources to project management, as well as save considerable project-related expenses going forward.

Thomas Larssen, Principal of Larssen, added, "We have been at the cutting edge of greenhouse development for over 30 years, and have never encountered a team that matches the vision, entrepreneurship and execution as demonstrated by the people at Aurora. Our decision to join forces with Aurora in this evolving industry was not difficult. Joining the Company will allow us to leverage the incredible brand recognition Aurora enjoys, both within and outside of the cannabis sector. I believe that the resources, infrastructure and strategic support available at Aurora will help establish ALPS as the world's leading horticultural engineering venture, and I look forward to making my contribution to the continued rapid expansion of the Company."

Neil Belot, Chief Global Business Development Officer said, "The acquisition of Larssen, and the creation of ALPS is another truly differentiating transaction that exemplifies the Aurora Standard, and separates us from our competition. Through the integration of our top-calibre teams, we will rapidly introduce additional high-quality, high-yield, ultra-efficient cannabis specialized greenhouse and post-harvest processing facilities to new countries and partners around the globe."

The Acquisition is subject to the completion of customary closing conditions and the Company anticipates completing the Acquisition within the coming weeks.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the closing of the Acquisition and the performance of the Company, including, but not limited to, Aurora Larssen Projects Inc. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/23/c2550.html

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For further information: Cam Battley, Executive Vice President, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.289.6640, marc.lakmaaker@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:30e 23-NOV-17